

June 15, 2017

John Swygert
Chief Financial Officer
Ollie's Bargain Outlet Holdings, Inc.
6295 Allentown Boulevard
Suite 1
Harrisburg, Pennsylvania, 17112

Re: **Ollie's Bargain Outlet Holdings, Inc.**
Definitive Proxy Statement on Schedule 14A
Filed April 27, 2017
File No. 001-37501

Dear Mr. Swygert:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products